

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

August 16, 2007

Mr. Michael J. Jackson
Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

       Re: **AutoNation, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed February 28, 2007
               File No. 0-13107

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   In future filings, please include a ratio of earnings to fixed charges for your registered debt securities. Please also include an exhibit to future filings to show the figures used to calculate the ratios. Refer to Items 503(d) and 601(b)(12) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

Reported Operating Data, page 23

2.   When attributing increases or decreases in revenue or expense line items to multiple factors contributing to material changes over the reported periods, please quantify the amount of the increase or decrease attributed to each factor. For example, please revise future filings to quantify the impact of:

- Increased retrospective commissions received on extended service contracts, higher new and used vehicle prices and increased premium luxury revenue per vehicle retailed on 2006 finance and insurance sales;

- The increase in compensation expense, decrease in advertising program participation reimbursed by manufacturers, increase in non-reimbursed advertising, and property damage costs on 2006 selling, general and administrative expenses; and

- Additional debt incurred, the repurchase of your 9% unsecured notes, and repayments of mortgage facilities on 2006 other interest expense.

For further guidance please refer to Item 303(a)(3) of Regulation S-K and the Commission's Interpretative Releases on MD&A, Release 33-8350 and Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov. Please be advised that this comment should not be limited to the examples provided, but should be applied to each category you discuss, as practicable. Please include a draft of your proposed revisions with your response.

Financial Condition, page 32

Cash Flows from Operating Activities, page 34

3.   Please revise future filings to focus on the primary drivers and other material factors necessary to an understanding of your operating cash flows and the indicative value of historical cash flows and the underlying reasons for changes in cash flows as well as their reasonably likely impact on future cash flows. For example, we note that the decreases in inventory, vehicle floorplan payable-trade, net, and other liabilities appear to have been primarily responsible for the 2006 decrease in operating cash, but you have not provided an analysis of these items to permit a reader to understand the extent to which changes are the result of changes in the level of operations or other factors. We also note that you did not include a discussion of cash flows from discontinued operations. Please refer to Interpretive Release No. 33-6835, which is available on our website at www.sec.gov.

Contractual Payment Obligations, page 36

4.	You disclose in note 8 to your consolidated financial statements that your operating leases require payment of real estate taxes, insurance and common area maintenance in addition to rent. To the extent that payments made for maintenance, insurance and taxes on your leased properties are material, please include disclosures below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Since the table is aimed at providing additional information that is material to understanding a company's cash requirements, you may want to disclose amounts paid in prior years for maintenance, insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Notes to Consolidated Financial Statements, page 47

Other Current Liabilities, page 49

5.	Please provide us with a list of the major categories included in this line item and their amounts reconciled to the other current liability balances as of December 31, 2006 and 2005. In future filings, please state separately, in the balance sheet or in your notes any item in excess of five percent of total current liabilities. Refer to Rule 5-02-20 of Regulation S-X. If no categories exceed five percent, please consider further disclosure of the contents of this balance due to its significance relative to your current liabilities.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief